Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2012 Incentive Award Plan of Spirit Realty Capital, Inc. of our report dated March 15, 2012, except for the Consolidated Statements of Operations and Note 11 “Discontinued Operations,” as to which the date is August 31, 2012 and except for the retrospective changes for the stock dividend described in Note 1 “Summary of Significant Accounting Policies” and Note 7 “Stockholders’ Equity,” as to which the date is September 10, 2012, and Note 14 “Loss Per Share,” as to which the date is September 19, 2012 with respect to the consolidated financial statements and schedules of Spirit Realty Capital, Inc. included in its prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on September 20, 2012.

/s/ Ernst & Young LLP

Phoenix, Arizona

September 24, 2012